SCHNEIDER WEINBERGER & BEILLY LLP
2200 Corporate Boulevard, N.W.
Suite 210
Boca Raton, Florida 33431

telephone (561) 362-9595
telecopier (561) 362-9612
jim@swblaw.net

November 26, 2008

'CORRESP'

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C 20549

Attention:	H. Christopher Owings, Assistant Director
Ramin M. Olson, Attorney-Advisor
Ta Tanisha Meadows, Staff Accountant
Robyn Manuel, Senior Staff Accountant

Re:	China Logistics Group, Inc. (the "Company")
Registration Statement on Form S-1
File No. 333-151783
Form 10-K/A for the fiscal year ended December 31, 2007
Form 10-Q for the quarterly period ended March 31, 208

Ladies and Gentlemen:

The Company is in receipt of the staff's letter of comment dated July 18, 2008.  Pursuant to discussions with the staff, following are the Company's responses to such comments which are being submitted prior to the filing of Amendment No. 1 to the S-1, amendments to any of the above-captioned filings or the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2008.

Form S-1

General

1.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments).  Please provide footnote disclosure of the terms of each such payment.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the warrants.

RESPONSE:  The requested tabular disclosure appears in a table on page 5, which such disclosure will be further expanded in response to comment 22.  As described in the Registration Statement, the warrants were a component of the units sold in the offering and as such the Company did not receive any separate proceeds from the sale of the warrants.  Disclosure regarding the contemplated use of any proceeds the Company may receive upon the possible exercise of the warrants is contained in "Use of Proceeds" appearing on page 17.

2.	To the extent not already provided, please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

-
if the conversion/exercise price per share is not set at a fixed price, and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

RESPONSE:  The requested information as it pertains to the purchasers in the 2008 Unit Offering is contained in the table entitled "Possible Profit to the Purchasers in the 2008 Unit Offering on the Shares of Common Stock Underlying the Warrants Included in the Units" appearing on page 6 of the Registration Statement.  The Staff’s comment is duly noted and the Company will revise the title of the table for the purposes of clarity.  An additional table entitled "Possible Profit to the Finders and Consultants in the 2008 Unit Offering on Shares of Common Stock Underlying the Warrants" will be added to Amendment No. 1 to provide the requested information as it relates to the shares underlying the Class A Warrants issued to the finders and consultants, which will exclude the warrants issued to Skyebanc, Inc., a FINRA member, as compensation for its services as a selling agent.

3.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•           the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

RESPONSE:  The requested information is included in the sub-section entitled "Prior Securities Transactions with the Selling Security Holders" which appears on page 8 of the Registration Statement.

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•	the number of shares outstanding that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, option or warrants.

RESPONSE:  The requested information appears in a sub-section entitled "Relationship of Outstanding Shares Before and After the Offering" which appears on page 7 of the Registration Statement.

5.	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should including, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the warrants; and

•
copies of all agreements between the issuer (or any predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the warrants.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

RESPONSE:  The Company confirms that a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the Company (or any of its predecessors) and the selling security holders, any affiliates of the selling security holders, or any person with whom any selling security holder has a contractual relationship regarding the transaction (or any predecessors of those persons) is presented in the prospectus and that all material agreements between and/or among those parties are included as exhibits to the registration statement.

6.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.  In this regard, please ensure that the number of shares registered in the fee table is consistent with the number of shares listed in the "Selling Shareholders" section of the prospectus.

RESPONSE:  The Company will expand the disclosure in Amendment No. 1 to provide a description of how the number of shares it is registering was determined.  As will be set forth therein, this number will include all shares of common stock underlying the Class A and Class B warrants issued and sold in the 2008 Unit Offering, together with shares underlying the Class A warrants issued to the selling agent, finders and consultants as compensation for services in connection with the offering.  We confirm that the number of shares registered in the fee table will be consistent with the shares listed in the column "Shares to be offered" appearing in the "Selling Security Holders" section of the Registration Statement.

7.
In several places in your filing you provide generic descriptions of persons, entities or services.  For example, you refer in many places to a "related party" without identifying the party.  As another example, you refer in several places to "consulting services" provided, without describing the nature of those services.  Please revise your filing to provide more specific disclosures where you have used generic descriptions of persons, entities or services.  We may have additional comments based upon your revisions.

RESPONSE: Amendment No. 1 will be revised as requested.

Registration Statement Cover Page

8.	Please revise this section and the remainder of your prospectus for clarity and consistency. For example:

•	In the calculation of the registration fee table, you have included a column for the dollar amount to be registered. Please revise to indicate shares being registered.

•	You have included a column referring to offering price per "unit," yet you appear to be registering shares.

•
Under the column for the proposed maximum offering price per unit you have listed the exercise prices per unit of underlying warrants, not the offering price to the public of the shares of common stock being registered.

•	Your proposed maximum aggregate offering price amounts appear to be calculated based on the value of the warrants instead of the shares of common stock you appear to be registering.

•
The footnotes to your table state that the offering "includes" shares of common stock to be issuable upon the exercise of warrants.  However, other parts of your filing indicates that all shares of common stock you are offering are issuable to selling security holders upon exercise of warrants.

These are only examples.  We may have further comments based upon your revisions.

RESPONSE:  The requested revisions will be made to the Calculation of Registration Fee table which will appear in Amendment No. 1.  In addition, the Company will revise the language on the cover page of the prospectus as well as within the prospectus to clarify that the shares being offered are the shares underlying outstanding warrants presently held by the selling security holders.

Prospectus Outside Front Cover Page

9.	Please state prominently on the front cover page of your prospectus the fact that your auditors have expressed a going concern opinion.

RESPONSE:  As requested, the Company will add disclosure to the front cover page of the prospectus contained in Amendment No. 1 regarding the going concern opinion.

Other Pertinent Information

10.
We note your statement that your web site is not a part of this prospectus.  Please be aware that your prospectus is to include all material information regarding the company which would include any information included in your website.  Please acknowledge this understanding to us.

RESPONSE:  The Company acknowledges its understanding that the prospectus is to include all material information regarding the Company which includes any information included on its website.

Certain Defined Terms Used In This Prospectus

11.	Please delete this section as the terms defined are or can be clear from their context. See Rule 421(b)(3) of Regulation C.

RESPONSE:  As requested, the Company will delete the section entitled "Certain Defined Terms Used in this Prospectus" from Amendment No. 1.

Prospectus Summary, page 1

12.	Please disclose the number of shares you are registering in this offering that are owned by affiliates of the Company.

RESPONSE:  As requested, the Company will include disclosure on the number of shares which are being registered in the offering that are owned by affiliates of the Company.

13.	Please identify the meaning of "ISO Containers."

RESPONSE: Amendment No. 1 will be revised to identify the meaning of ISO containers.

Prospectus Inside Front Cover Page

14.	Please include the Dealer Prospectus Delivery Obligations information as required by Item 502(b) of Regulation S-K or tell us why it is not appropriate for you to do so.

RESPONSE:  The Company does not believe that it is subject to the prospectus delivery obligations set forth in Rule 174 of the Securities Act of 1933 as the offering of the securities pursuant to the registration statement is not being offered to the public by the Company or any underwriter.  In addition, pursuant to Rule 174(b) an issuer which is subject to the reporting requirements of either Section 13 or 15(d) of the Securities Exchange Act of 1934 immediately prior to the filing time of the registration statement (such as the Company) is not required to comply with the prospectus delivery requirements of that rule.  Accordingly, pursuant to Item 502(b) of Regulation S-K if an issuer is not subject to Rule 174 the Company does not believe that it is required to include the prospectus delivery obligations on the prospectus cover.

Prospectus Summary, page 1

15.
In your summary, please state that you have received a going concern opinion from your auditors.  Also, please disclose the number of shares you are registering in this offering that are owned by affiliates of the company.

RESPONSE: The requested additional disclosure will be added to Amendment No. 1.

16.
Please revise the last sentence of the first paragraph which states that your subsidiary Shandong Jiajia "contracts with companies owing (sic) these assets...."  If this is not a typographical error, please revise to clarify the nature of the business arrangement between your subsidiary and the companies with whom it contracts.

RESPONSE: The typographical error will be corrected in Amendment No. 1.

Summary of the Offering, page 2

17.	Please revise this section and the remainder of your prospectus for consistency, clarifying share, unit or dollar amounts where necessary. For example,

•
The calculation on page 2 of the total number of shares of common stock outstanding after the offering appears to include two million shares underlying options which you have not separately discussed in your disclosure of share number.

•	The number of warrants you seek to register is 31,558,500 however your calculation on page five of possible profit to warrant holders addresses only 30,226,000 shares underlying warrants.

•
You state on page three, under the section "Terms of the Offering with the Selling Security Holders," that you issued Skyebanc, Inc. warrants to purchase 207,500 shares of common stock.  However, your table on page 41 shows that Skyebanc owns 61,125 shares - or warrants to purchase 61,125 shares - of common stock.

These are only examples.  We may have further comments based on your revisions.

RESPONSE:  The staff is correct in that the calculation of the total number of shares of common stock outstanding after the offering includes the 2,000,000 shares underlying an option.  The disclosure in Amendment No. 1 will be clarified.  The shares issuable upon this option are included in the Risk Factor entitled "The Exercise of Outstanding Warrants ....".  In addition, the Company will include additional language under Description of Securities in Amendment No. 1.

As set forth in response to comment 24 below, a footnote clarifying the variance and the origin of the excluded shares will be included in the table entitled "Possible Profit to Selling Security Holders on the Shares of Common Stock Underlying the Warrants Included in the Units".

With respect to the number of warrants issued to Skyebanc, Inc. as partial compensation for its services as a selling agent in the 2008 Unit Offering and the number of warrants presently held by that firm, as described on page 47 of the Registration Statement, Skyebanc, Inc. presently holds warrants to purchase 61,125 shares.

The Company granted Skyebanc, Inc. warrants to purchase 207,500 shares of common stock.  Skyebanc, Inc. transferred warrants to purchase an aggregate of 146,375 shares of common stock to two of its employees, Messrs. Fulton and Wolfgang, as compensation in the regular course of their employment with that firm.  The warrants to purchase 61,125 shares, following the transfers, held by Skyebanc, represent the remaining warrants from the original grant of 207,500.

Terms of the Offering with the Selling Security Holders, page 3

18.	In the second paragraph, clarify the types of services provided by Skyebanc, Inc. If they provided typical underlying services with customary fees related to the private placement, so state.

RESPONSE:  The requested clarification will be added to Amendment No. 1 to reflect that Skyebanc, Inc. served as selling agent for the Company in the offering and the fees they were paid were customary for the type of transaction.

19.	In the fourth paragraph, indicated how the purchasers are to perfect their anti-dilution protection. Do they receive a cash payment from you or do they receive additional shares or warrants?

RESPONSE:  As requested, this paragraph will be expanded to describe how the purchasers perfect their anti-dilution protection through the addition of the following language:

“In the event we enter into a transaction which triggers these anti-dilution rights, we will:

•
issue additional shares to the purchasers to take into account the amount paid by the purchaser as of the closing date for the shares included in the units so that the per share price paid by the purchaser equals the lower price in the subsequent issuance,

•	reduce the warrant exercise price of any unexercised warrants then held by the purchaser to such lower price, and
•
if necessary, issue additional shares to purchaser to take into account the amount paid, whether in cash or by cashless exercise, by the purchaser if the purchaser has exercised any warrants so that the per share exercise price) and to the exercise price for the exercised warrants equals the lower price of the subsequent issuance.”

20.
In the last paragraph on page 3, you reference certain rights, options and exceptions.  Please revise here and elsewhere in the document to delete such reference and instead describe all material terms in the discussion.  The reference to "certain" in the document is not descriptive to someone unfamiliar with the transaction(s).

RESPONSE:  The disclosure in Amendment No. 1 will be expanded to describe the material terms of the exclusions to the right of first refusal through the inclusion of the following language:

“The anti-dilution provisions and the right of first refusal do not apply in limited exceptions, including:

•	strategic license agreements or similar partnering arrangements provided that the issuances are not for the purpose of raising capital and there are no registration rights granted,
•
strategic mergers, acquisitions or consolidation or purchase of substantially all of the securities or assets of a corporation or other entity provided that we do not grant the holders of such securities registration rights, and

•
the issuance of common stock or options pursuant to stock option plans and employee purchase plans at exercise prices equal to or higher than the closing price of our common stock on the issue/grant date or as a result of the exercise of warrants issued either in the unit offering or which were outstanding prior to the unit offering.”

Fees and Payments Associated with the Transaction, page 4

21.	Please revise to correct the reference to note (4) in the first table on page four.

RESPONSE: The requested correction will be made as follows:

“4
We agreed to file a registration statement with the Securities and Exchange Commission covering the shares of common stock underlying the Class A and Class B warrants issued in the 2008 Unit Offering so as to permit the public resale thereof. In the event the registration statement was not filed within 60 days of the closing or is not declared effective within 180 days following the closing date, we will be required to pay liquidated damages to the investors in that offering in an amount equal to 2% for each 30 days (or such lesser pro rata amount for any period of less than 30 days) of the purchase aggregate exercise price of the warrants, but not to exceed in the aggregate 12% of the aggregate exercise price of the warrants. While we filed the registration statement prior to 60 days from the closing date, the registration statement was not declared effective within 180 days of the closing date.  Accordingly, for the purposes of this table we have assumed the payment of the maximum liquidated damages to the investors.”

22.
You have not included in the table of fees and payments associated with the transaction the potential liquidated damages payment you refer to on page three.  Please revise to include this in the table, or advise us why you think it is not appropriate to include the liquidated damages payment in the table.

RESPONSE:  As requested, the table, together with the table entitled "Net Proceeds From the Sale of the Units" will be revised to assume the payment of the maximum amount of liquidated damages.

Possible Profit to the Selling Security Holders on the Shares of Common Stock Included in the Units, page 5

23.
You state that the shares of common stock offered as a component of the units were purchased at an offering price of $0.25 per unit.  In the first paragraph on page three you state the offering price per unit in connection with your April 2008 private placement was $250,000.  Please revise to state the correct offering price per unit distinguishing, if necessary, between units and shares for clarity.

RESPONSE:  Amendment No. 1 will be revised to clarify the effective offering price per share for the purposes of the table disclosure.

24.
Your table shows total possible shares to be received upon exercise of the warrants disclosed as 30,226,000.  You are, however, registering 31,558,500 shares underlying warrants.  Please revise or add a footnote to your table explaining the variance and the origin of the 1,332,500 shares not disclosed in the table.

RESPONSE:  A footnote to this table to explain the variance and origin of the excluded shares which will state “Excludes an aggregate of 1,332,500 shares underlying warrants we issued as compensation in the 2008 Unit Offering, including an aggregate of 207,500 shares underlying warrants issued to Skyebanc, Inc. as the selling agent and an aggregate of 1,125,000 shares underlying warrants issued as compensation for due diligence and advisory services” will be added to Amendment No. 1.

Short Position Information, page 6

25.	Please provide a representation that Double U Master Fund, L.P. will also comply with the stated position.

RESPONSE: The Company has received the requested representation from Double U Master Fund, L.P. and will include the information in Amendment No. 1.

Risk Factors, page 8

26.
Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky.  You should place risk factors in context so your readers can understand the specific risk as it applies to you.  See SEC Release No. 33-7497.  You should avoid presentation of risks that are generic or contain boilerplate language that could apply to any issuer or any offering.  Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors.  See Item 503(c) of Regulation S-K.  As examples, please refer to the following risk factors:

•	"We are dependent on certain key personnel and the loss of these key personnel could have a material adverse effect on our business, financial condition and results of operations." Page 9.

•	"Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences." Page 12.

•	"Our corporate actions are substantially controlled by our management." Page 13.

•	"If the selling security holders all elect to sell their shares of our common stock at the same time, the market price of our shares may decrease." Page 14.

RESPONSE: The Risk Factors appearing in Amendment No. 1 will be revised to both avoid using boilerplate generic risk factors and to more clearly articulate the risks faced by the Company.

Our Corporate Actions....page 13

27.	Please reconcile the percentage ownership with the table on page 36.

RESPONSE: In response to comment 26 this risk factor will be removed from Amendment No. 1.

Recent Capital Raising Transaction, page 16

28.
Please file forms of subscription agreement used in the private offerings of the shares you are now registering for resale.  Also, please file any registration rights agreements and any other material agreements regarding these shares.

RESPONSE:  Part II, Item 16 of Amendment No. 1 will be revised to incorporate by reference the form of subscription agreement and warrant for the 2008 Unit Offering which were filed as exhibits to the Current Report on Form 8-K filed on April 24, 2008; these agreements represent all material agreements related to this offering.  The registration rights related to the securities issued and sold in the offering are contained within the subscription agreement and there is no separate registration rights agreement.  We apologize for the oversight in omitting the incorporation by reference of these documents from the original filing.

Our business, page 25

29.
In your "Overview" section, you state that, in "2006 we reported revenues of $1,211,506, which includes revenues to a related party of $1,061,350."  Please provide further disclosure of what you mean by "revenues to a related party" and identify the related party.

RESPONSE:  The additional requested disclosure will be added to Amendment No. 1.

30.	You state that your management chose to acquire Shandong Jiajia in an effort to improve shareholder value. Please describe how the transaction was to improve shareholder value.

RESPONSE:  Additional disclosure will be added to Amendment No. 1 to describe management's belief on the impact the acquisition of Shandong Jiajia could potentially have on shareholder value as follows:

“In 2007, because our management did not believe the outlook for either our ability to generate any significant revenues or our ability to raise adequate capital would improve, our management elected to pursue a business combination with an operating company in an effort to improve shareholder value.  Our management believed the best way to improve both the long-term market price of our common stock and our overall long-term business prospects would be through the acquisition of a company with historical operations and revenues in an industry with growth potential.  On December 31, 2007, we acquired 51% of Shandong Jiajia, a non-asset based international freight forwarding and logistics manager located in the PRC. The decision to acquire Shandong Jiajia was heavily influenced on its geographic location.  Our management believed that a freight forwarder based in China would be in the position to take advantage of economic growth while our status as a U.S. public company could provide access to the capital markets for funds to expand its operations and enable it to compete more effectively.  There are no assurances, however, that these assumptions will prove correct.”

31.	Please verify that the conversion rates listed in the fifth paragraph on page 29 have been revised to give pro forma effect to the 1 for 40 reverse stock split.

RESPONSE:  Amendment No. 1 will be clarified to disclose that the conversion rates for per share amounts mentioned in this paragraph are the amounts prior to the 1 for 40 reverse stock split and the total shares converted give pro forma effect to the 1 for 40 reverse stock split.

History of Our Company, page 29

32.
Please expand this section to include the manner in which you identified Shandong Jiajia, whether you had any prior relationship with them and the manner in which the purchase price and terms were determined.  Please also state whether Messrs. Liu and Chen were affiliated with the other parties in the transaction.

RESPONSE:  The requested additional disclosure will be added to Amendment No. 1. through the addition of the following disclosure:

“Earlier in 2007 we had engaged China Direct Investments, Inc. to provide introductions and advice to us at it related to general business activities, including mergers and acquisitions, business combinations and financial management.  China Direct Investments, Inc., a subsidiary of China Direct, Inc. (NasdaqGM: CDS), provides consulting services to both Chinese entities seeking access to the U.S. capital markets and North American entities seeking business opportunities in the PRC.  As a result of the advisory services provided to our management, we determined to concentrate our focus on a potential business combination with a Chinese company as a means of benefiting from the continued economic expansion of the PRC in general and of businesses in various industries within that country.  We subsequently engaged Capital One Resource Co., Ltd., also a subsidiary of China Direct, Inc., to identify, evaluate and coordinate a potential merger or acquisition with a Chinese company, and through this engagement Shandong Jiajia was identified as a candidate for a business combination.

Shandong Jiajia was initially identified as a PRC-based company in search of capital to expand its operations by Mr. Weidong Wang.  Mr. Wang, who had a business relationship with Dragon Venture (Shanghai) Capital Management Co., Ltd., brought the company to the attention of that entity that in turn brought it to the attention of Capital One Resource Co., Ltd., a subsidiary of China Direct, Inc.  Thereafter, China Direct, Inc. assisted us with the negotiations with Messrs. Chen and Liu, including providing translation services as well as advice on the restructure of our balance sheet, and coordinated the efforts of legal, accounting and auditing service providers related to the completion of the acquisition of Shandong Jiajia.  The definitive terms of the transaction were reached after negotiations by us with Messrs. Chen and Liu.  Messrs. Chen and Liu, who were unrelated parties to us prior to the transaction, we are unrelated parties to both China Direct, Inc. and Capital One Resource Co., Ltd.”

33.
The name of your company appears to have changed several times.  Please disclose the type of business you carried on under each name.  For example, with regard to ValuSALES, Inc., you state that you had no operations until you acquired property, equipment and inventory in July 1999.  Please disclose the type of business you carried on with ValueSALES, Inc. and each of its successor entities.

RESPONSE:  The disclosure regarding the type of business carried on by the Company through its various stages and names will be expanded as requested in Amendment No. 1.

34.	Please disclose the identity of the sole shareholder from whom you purchase Graphics Distribution, Inc.

RESPONSE:  The identity of Mr. James Joachimczyk as the sole shareholder of Graphics Distribution will be added to Amendment No. 1.

35.
You state that, in connection with the purchase of Shandong Jiajia "a shareholder/related party agreed to personally assume any liabilities which may result from a stock purchase agreement we entered into in August 2004 with Graphics Distribution, Inc."  Please disclose that the referenced shareholder is Mr. David Aubel and discuss the reasons for the assumption of liabilities and the consideration received in that regard.

RESPONSE:  Amendment No. 1 will contain the requested disclosure that Mr. Aubel is the shareholder/related party that agreed to personally assume liabilities related to the Graphics Distribution, Inc. stock purchase agreement entered into in August 2004.  Amendment No. 1 will further disclose that Mr. Aubel’s agreement to assume such liabilities was the result of negotiations preceding the execution of the Acquisition Agreement between the Company, Shandong Jiajia and Messrs. Liu and Chen in December 2007.  Messrs. Liu and Chen advised the Company they were unwilling to proceed with the transaction if, post-transaction, the liability remained.  In response thereto, Mr. Aubel agreed to personally assume the liabilities in order to facilitate the closing of the transaction.  Such assumption is discussed in paragraph 5(a) of the Acquisition Agreement to which he is a signatory and the Company is not a party to any other agreements or understandings with Mr. Aubel regarding this assumption.

36.
We note your disclosure that, "in addition, the parties agreed that the accrued compensation and convertible note payable-related party included in our current liabilities at September 30, 2007 would be converted into shares of our common stock at conversion rates of $.018 and $.02 per share, respectively, resulting in the issuance of approximately 3,445,853 shares of our common stock."  Please provide additional disclosure about this transaction.  Specifically, please disclose the amount Mr. Aubel was owed under the demand note and provide a calculation of the value of the shares offered to him in exchange for the note, based on the conversion rates you disclosed and the then-existing market value of the stock.

RESPONSE:  The disclosure in Amendment No. 1 will be expanded to disclose the amount due Mr. Aubel under the note and provide information on the effective conversion price per share and the fair market value of the Company's common stock on the date of conversion.  Such disclosure will reflect that Mr. Aubel received 2,864,606 shares on March 31, 2008.  This number of shares was established in the Acquisition Agreement, dated December 31, 2007 (paragraph 4(L))and was derived from the September 30, 2007 liability reflected for Mr.Aubel of $2,291,685 divided by an agreed upon pre (1:40) reverse split price of $0.02 per share ($2,291,685/$0.02 per share/40 = 2,864,606 shares).

As of the settlement date in March 2008, Mr. Aubel was owed $2,521,379, an increase in the amount owed from September 20, 2007 resulting from additional advances made by Mr. Aubel, reduced by the issuance of 10,000,000 shares during the interim period.  The final conversion price of Mr. Aubel’s note was $0.88 per share, resulting from the final note balance of $2,521,379 divided by an agreed upon fixed number of shares of 2,864,606 ($2,521,379/2,864,606 =$0.88 per share).  The fair market value of the Company’s common stock on March 31, 2008 was $0.85 per share.

37.
Indicated the type of assistance Capital One Resource Co., Ltd. and Mr. Wang provided in the transaction.  In addition, provide the business reason(s) for the additional consideration provided to Mr. Chen.

RESPONSE:  The additional requested disclosure will be added to Amendment No. 1 regarding the finders' services provided by each of Capital One Resource Co., Ltd. and Mr. Wang which are described in response to comment 32 above.  Amendment No. 1 will also include disclosure that the additional consideration was paid to Mr. Chen at his request subsequent to closing.  Notwithstanding that the purchase terms had been agreed to and the transaction had closed, less than 30 days later Mr. Chen articulated his belief that the purchase price paid for Shandong Jiajia by the Company was more favorable to the Company than to him.  Mr. Chen, Shandong Jiajia’s principal owner, was also its general manager and his continued active involvement in the operations of that company was crucial to the integration of its operations with those of the Company.  The Company determined that it would be in the long-term best interests to acquiesce to such request, particularly in light of what it believed to be the intangible benefits to the Company of the acquisition.

Properties, page 30

38.	Please also indicate whether the other properties are also leased from unaffiliated parties.

RESPONSE:  The disclosure in Amendment No. 1 will be expanded to indicate which properties are leased from unaffiliated parties.  In addition, the disclosure will be expanded to disclose the terms of the new lease between Shandong Jiajia and Mr. Chen.

Management, page 31

39.
You must disclose the business experience of all of your officers, directors and key employees during the past five years without gaps or ambiguities, including each person's principal occupations and employment, the name and principal business of any corporation or other business association, and whether any of the business associations are your parent, subsidiary or other affiliates.  See Item 401(e)(1) of Regulation S-K.  You discuss Mr. Harrell's business experience during the past 20 years in general terms.  You state that Mr. Harrell is the Chairman and CEO and has served "in such capacities since 1999."  Since China Logistics Group has only existed in its present form since 2007, please revise to provide more detailed disclosure of Mr. Harrell's business experience during the past five years.

RESPONSE:  Amendment No. 1 will be updated to reflect the Company's current directors and executive officers following the resignation of Mr. Harrell in July 2008.  We believe that the biographical information on each of Messrs. Chen and Liu complies with the requirements of Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 34

40.
Please revise your disclosure of the compensation paid to the named executive officers to include a discussion of the objectives of the compensation structure, what the compensation structure is designed to reward, why the company chooses to pay each element of compensation, how the company determines the amount of each element of compensation and how each element of compensation fits into the company's overall compensation objectives.  See Item 402(b) of Regulation S-K.

RESPONSE.  As the Company is a "smaller reporting company" the Company did not provide the CD&A analysis pursuant to Item 402(b) of Regulation S-K, but, rather, pursuant to Item 402(l) the Company provided a narrative description of the material factors necessary to understand the information contained in the Summary Compensation Table pursuant to Item 402(o).  The Company believes its disclosure provides such required information.

Certain Relationships and Related Party Transactions, page 36

41.
You disclose three transactions between Shandong Jiajia and related parties, including two loans and one lease.  Please revise to include the names and relationships of the related parties, as well as additional information about the indebtedness as required by Item 402(a) of Regulation S-K.

RESPONSE:  The Company will expand the disclosure as requested to reflect the following which shall reflect amounts due at September 30, 2008:

“From time to time Shandong Jiajia enters into transactions with related parties, including:

•
At December 31, 2007 it was owed $511,435  from Shandong Huibo Import & Export Co., Ltd., a 24.3% shareholder of Shandong Jiajia.  This loan is unsecured, non-interest bearing and due on demand.  At September 30, 2008 it was owed $[X] under this loan which is net of repayments of $[X] during the year, and

•
At December 31, 2007 Shandong Jiajia owed Mr. Xiangfen Chen, the general manager of its Xiamin branch, $229,252  representing amounts loaned to it. This loan is unsecured, non-interest bearing and due on demand. Shandong Jiajia used the funds for general working capital.  At September 30, 2008 we owed Mr. Chen $[X] under this loan which is net of repayments of $[X] made during the year.

On June 1, 2008, Shandong Jiajia entered into a lease with Mr. Chen for a term of one year for office space for its Shanghai Branch.  Under the terms of the lease, Shandong Jiajia pays Mr. Chen a base annual rent of approximately $43,700 for the use of such office space plus a management fee of approximately $20,440. “

42.
You have disclosed that the company owes $511,435 to a related party.  Your financial statements show an amount of $736,677 due to related parties.  Please identify the related party or parties and reconcile the amounts.

RESPONSE:  The Company acknowledges Staff’s comment as to the inconsistency between the $511,435 shown as due from related parties in the consolidated balance sheets and the $736,677 shown in footnote 14.  The difference is due to the reclassification of amounts due from four entities, initially grouped incorrectly as related parties.  While the initial classification was corrected in the consolidated balance sheets and footnote 16, the Company failed to make the correction to footnote 14.  The restated financial statements will reflect this correction.

43.	Please disclose whether the transactions and agreement with related parties were comparable to terms you could have obtained from unaffiliated third parties.

RESPONSE:  The Company will include the following disclosure in Amendment No. 1 in this section in response to the staff’s comment: “There are no assurances that the terms of the agreements with these related parties are comparable to terms we could have obtained from unaffiliated third parties.”

44.
Please file as exhibits the note and share exchange agreement between the company and David Aubel.  Also, if any other contracts referenced in this section are material contracts not made in the ordinary course of business, please file them as exhibits to the registration statement.  See Item 601(b)(10) of Regulation S-K.

RESPONSE:  Attached to this letter are copies of the May 23, 2001 Security Agreement entered into by and between the Company and Mr. Aubel and the Company’s January 1, 2003 Promissory Note in the principal amount of $561,517.27 in favor of Mr. Aubel.  These documents will be filed as exhibits to Amendment No. 1.  The Company is continuing its efforts to investigate the validity of the various obligations to Mr. Aubel.

Selling Security Holders, page 48

45.	For Mr. Fulton and Mr. Wolfgang please disclose, if true, that:

•	the seller acquired the shares in the ordinary course of business, and

•	at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true, then the prospectus must state that the selling security holder is an underwriter.

RESPONSE:  As set forth on page 47, the warrants for which underlying shares are being registered for Messrs. Fulton and Wolfgang were originally issued to Skyebanc, Inc., a broker-dealer and member of FINRA, as compensation for its services as selling agent for the Company in the 2008 Unit Offering and such securities were subsequently transferred to each of Mr. Fulton and Wolfgang, both of whom are employees of Skyebanc, Inc., a compensation for their services to Skyebanc, Inc.  Accordingly, each of Messrs. Fulton and Wolfgang received the securities from Skyebanc, Inc. in the ordinary course of their employment with that firm.  Amendment No. 1 will be revised to disclose that at the time of the receipt of the warrants from Skyebanc, Inc. neither party had any agreement or understanding with any person regarding the distribution of those securities.

Interim Financial Statements

46.	Please address the comments below on your annual financial statement in your interim financial statements, as applicable.

RESPONSE: The Company will address all of the following comments to its annual financial statements on all interim financial statements, as applicable.

47.	In light of the significant equity transactions that occurred during the three month period ended March 31, 2008, please provide a statement of stockholders' equity for this period.

RESPONSE:  As requested, the Company will provide a statement of stockholders' equity for the appropriate periods in Amendment No. 1.  The Company will also include such statement for all subsequent quarterly periods during the year ended December 31, 2008 with respect to amended reports to be filed as discussed elsewhere herein.

Statement of Operations, page F-3

48.	Please show us how you computed the amounts of minority interest in income of consolidated subsidiary for the three months ended March 31, 2008.

RESPONSE:  In response to staff’s comment, the Company supplementally provides the following detail as to the computation of the amount of income from minority interest as of March 31, 2008:

Statement of Operations	Three months ended March 31, 2008 (unaudited)

Sales	$6,773,213
Cost of Sales	6,515,730
Gross Profit	257,483

Operating expenses:
Selling, general & administrative	146,636
Depreciation and amortization	4,225
150,861

Operating income	106,622

Other income (expense):
Realized exchange loss	(16,542)
Interest income	837
Other income	380,978
365,273

Net income before income taxes and minority interest	471,895

Foreign tax	7,788

Net income	$464,107

Recap: Minority Interest
Shandong Jiajia income before minority interest	$464,107
Minority ownership of subsidiary	49%
Minority interest in income	$227,412

Regarding the staff’s comment as to the significance of the allowance for doubtful accounts in relation to total accounts receivable, this condition resulted from a delay in writing-off identified uncollectable accounts against the related reserve.  The Company’s restated financial statements will reflect a reduction in the allowance for doubtful accounts with a corresponding reduction in the balance of accounts receivable of $525,000 representing approximately 54% of the previously reported balance in the allowance account.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies, page F-5

49.
Please revise your revenue recognition policy to be more specific.  In particular, please identify each type of arrangement through which you can earn revenues and disclose the timing of revenue recognition in each case.  Additionally, in light of the significance of your allowance for doubtful accounts relative to total accounts receivable, please tell us how you concluded that you have met the criteria for revenue recognition that collectability be reasonably assured.  Refer to SAB Topic 13.

RESPONSE:   The Company acknowledges the Staff’s comment to disclose a more specific discussion of its revenue recognition policy including the timing of revenue recognition.  In response to staff’s comment, the Company will revise the disclosure of its revenue recognition policy as follows:

Revenue Recognition

We provide freight forwarding services generally under contract with our customers.  Our business model involves placing our customers’ freight on prearranged contracted transport.

We follow the guidance of the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104 in our revenue recognition policy.  In general, we record revenue when persuasive evidence of an arrangement exists, services have been rendered or product delivery has occurred, the sales price to the customer is filed or determinable, and collectability is reasonably assured.

Typically our recognition of revenue is determined by our shipment/payment terms as follows:

•	When merchandise departs the shipper’s location when the trade pricing terms are CIF (cost, insurance and freight),
•	When merchandise departs the shipper’s location when the trade pricing terms are C&F (cost and freight), or
•	When the merchandise arrives at the destination port if the trade pricing terms are FOB (free on board) destination.”

Note 5 - Convertible Note Payable - Related Party, page F-9

50.
Please tell us in detail and disclose how you accounted for the conversion of the convertible note payable, including how you accounted for the relative derivative liability associated with the embedded conversion feature.  Clarify what "excess value" refers to in your disclosure, and explain why such excess value is properly treated as an additional capital contribution.  Tell us the specific basis in GAAP for your accounting.

RESPONSE:   Based on the Company’s extensive review of the accounting treatment accorded the obligation payable to Mr. Aubel, it intends to restate the derivative liability accounting and related terminology initially reported.  Further, based upon such review, the Company now believes the commitment date, within the meaning of SFAS 133, was the date of the Debt Conversion Agreement entered into between the parties which was December 3, 2005.

Note 11 - Subsequent Event, page F-11

51.
Your disclosure that you sold 15.113 units at an offering price of $.25 per unit and raised gross proceeds of $3.78 million does not recompute and is not consistent with the terms of the offering described elsewhere throughout the document.  Please revise for accuracy and consistency.

RESPONSE:  The Company respectfully acknowledges the staff’s comment addressing its consistency error.  The 15.113 units sold were sold at $250,000 per unit (15.113 units x $250,000=$3,778,250) not $.25 per unit.  The Company will revise this disclosure in its subsequent event footnote.

Annual Financial Statements

52.	Please revise your financial statements and related notes to give retroactive effect to the 1 for 40 reverse stock split that was effective on March 11, 2008. Refer to SAB Topic 4:C.

RESPONSE:  The Company acknowledges the Staff’s comment and will give retroactive effort to the 1 for 40 reverse stock split which became effective March 11, 2008, in accordance with the interpretive guidance provided in SAB Topic 4:C.  In addition, related disclosures, where applicable, will be expanded to note the retroactive effect.

53.
We note that you did not report any revenues from the sale of your home entertainment media products and solutions during the fiscal year ended December 31, 2007 or the interim period ended March 31, 2008.  Please tell us whether you have ceased or abandoned the operations of your historical home entertainment media business, and if so, when.  Also tell us your basis for continuing to report this business within continuing operations as opposed to discontinue operations.  Refer, for guidance, to SFAS 144.

RESPONSE:  In response to the staff’s comment, the Company revisited the accounting guidance related to the acquisition of Shandong Jiajia by the Company (then Media Ready Inc.).  As a result, the Company concluded that pursuant to the provisions of EITF Issue 98-3 (as modified), Media Ready did not meet the definition of a “business” as of December 31, 2007.  As noted by the Staff, Media Ready reported no revenue from the sale of their products during the fiscal year ended December 31, 2007 and through the interim period ended March 31, 2008.  It should also be noted no Media Ready product sales were recorded subsequent to March 31, 2008.

Further, referring to SFAS 141, paragraph 17, this statement notes:

In a business combination effected through an exchange of equity interests, the entity that issues the equity interests is generally the acquiring entity.  In some business combinations (commonly referred to as reverse acquisitions), however, the acquired entity issues the equity interests.  Commonly, the acquiring entity is the larger entity.  However, the facts and circumstances surrounding a business combination sometimes indicate that a smaller entity acquires a larger one.  In some business combinations, the combined entity assumes the names of the acquired entity.  Thus, in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances shall be considered, in particular:

a.           The relative voting rights in the combined entity after the combination-all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity.  In determining which group of owners retained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

b.           The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest-all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.

c.           The composition of the governing body of the combined entity-all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.

d.           The composition of the senior management of the combined entity-all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity.  Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists.

e.           The terms of the exchange of equity securities-all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities.

As required by the Statement, pertinent facts and circumstances were evaluated, including:

•	Shandong Jiajia received the largest concentrated portion of relative voting rights in the combined entity.

While Shandong Jiajia had less than a simple majority of the outstanding shares following the transaction after taking into consideration the shares issued to finders and consultants, no one affiliated group held a stake larger than that received by Shandong Jiajia’s shareholders.  In addition, the Shandong Jiajia shareholders received the rights to purchase an additional 2,000,000 shares (post reverse split) in the form of a three (3) year option.

•
The new combined entity had a large minority interest (49%) following the transaction.  This minority interest was held by Shandong Jiajia shareholders and clearly represented the ability to significantly influence the operations of the combined entity not including the shares acquired in the transaction.

Following completion of the transaction, and including the minority interest component, Shandong Jiajia clearly held voting control of the Company.

•
While not completed concurrent with the business combination transaction, in June 2008, the members of the Company’s Board of Directors and its executive management shifted to individuals common to Shandong Jiajia.

After consideration of the relevant factors, it appears the correct accounting treatment to be applied to the business combination transaction on December 31, 2007, is to treat Media Ready, previously viewed as the legal acquirer/accounting acquirer, as a shell company as of the acquisition date, as it did not meet the definition of a “business” within the meaning of Issue 98-3.

Further, given the status of the accounting acquirer (Media Ready), as a shell company as of the transaction date, relevant guidance provides: (1) all assets and liabilities of the legal acquirer/accounting acquiree (Media Ready) are “stepped-up” to 100% of their fair values as of the transaction date and the valuations of all of Shandong Jiajia’s assets and liabilities are carried forward at their historical values; and (2) the accounting for the transaction is identical to that resulting from a reverse acquisition except that goodwill or other intangibles should not be recorded.

In addition, the results of operations of the acquired entity (MediaReady) will be included in the financial statements of the combined company only from the date of acquisition.  Financial statement presentation for periods prior to the effective date of the business combination on December 31, 2007 will reflect stockholders’ equity based on the historical equity of the accounting acquirer (Shandong Jiajia) retroactively restated to reflect the number of shares received in the December 31, 2007 business combination.

Report of Independent Registered Public Accounting Firm, page F-12

54.
Please obtain a revised auditors' report which refers to "the standards" rather than the "auditing standards" of the Public Company Accounting Oversight Board (United States).  Refer to PCAOB Auditing Standard 1 available at www.pcaob.org and SEC Release No. 34-49707, available at www.sec.gov.  A reference to "auditing standards" of the PCAOB is too narrow and preclusive to other standards applicable to the audit.  The revised auditors' report should also omit reference to conducting the audit in accordance with "generally accepted auditing standards as established by the Auditing Standards Board (United States)."  Additionally, please have your auditors include an explanatory paragraph regarding the restatement of your 2007 financial statements as required by Auditing Standards Codification Section AU 420 in the revised report.  Please have your auditors make conforming revisions to the audit report include din Form 8-K filed March 18, 2008.

RESPONSE:  The Company acknowledges the staff’s comment.  The Company’s auditors have agreed to the following changes in their revised report to be included in the Company’s restated financial statements:

•           to reference “the standards” rather than the “auditing standards” of the Public Company Accounting Oversight Board (United States);

•           to omit reference to conducting the audit in accordance with “generally accepted auditing standards as established by the Audited Standards Board (United States)”;

•           to include an explanatory paragraph regarding the restatement of the 2007 financial statements; and

•           to conform their audit report included in the Company’s Current Report on Form 8-K/A filed on March 18, 2008 with the above comments.

Statements of Stockholders' Deficit, page F-15

55.
Please disclose the nature and amount of each component of other comprehensive income/loss and accumulated other comprehensive income/loss.  Also revise the column heading here and the related balance sheet caption under the stockholders' deficit to read "accumulated other comprehensive income/loss" rather than "other comprehensive income."  Refer to SFAS 130.

RESPONSE:  The Company acknowledges the Staff’s comments regarding the Company’s statements of stockholders’ deficit.  The restated financial statements will reflect the nature and amount of each component of other comprehensive income/loss and accumulated other comprehensive income/loss in accordance with the provisions of SFAS 130.  Further, the restated column headings and related balance sheet captions will be revised to read “accumulated other comprehensive income/loss” rather than “other comprehensive income”.

Statements of Cash Flows, page F-16

56.
Please disclose the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash during the periods.  Refer to paragraph 25 of SFAS 95.

RESPONSE:  In response to the staff’s comment, the Company’s statement of cash flows in its restated filings will be modified to include the caption “Foreign currency translation adjustments” as part of its reconciliation of the change in cash during the periods covered by such statements.

Note 3 - Restatement of Financial Statements, page F-21

57.	Please revise to also disclose the effect of the restatements on net income/loss and the related per share amounts. Refer to paragraph 26 of SFAS 154.

RESPONSE:  The Company acknowledges the staff’s comments relating to disclosure associated with restatement of its financial statements.  The related disclosure in Note 3 to the Company’s restated financial statements will contain, in part, the following disclosures:

Components of the restatements are detailed in the following tables.

Balance sheet data as of December 31, 2007:

	As Filed	Adjustment to Restate	Restated

Accrued consulting fees	$-	$3,780,000	$3,780,000
	$-	$3,780,000	$3,780,000

Accumulated deficit	$(24,755,611)	$(3,780,000)	$(28,535,611)
	$(24,755,611)	$(3,780,000)	$(28,535,611)

Consolidated statements of operations for the year ended December 31, 2007:

	As Filed	Adjustment to Restate	Restated

Fair value of equity instruments	$6,644,900	$3,780,000	$10,424,900
	$6,644,900	$3,780,000	$10,424,900

Net Loss per common shares
Basic and Diluted	$(.05)	$(.03)	$(.08)

In addition, in the event of any further adjustments which could result from additional comments from staff, the effect of the restatement on net income/loss and related per share amount, as adjusted, will be disclosed.

Note 5 - Accounts Receivable, page F-21

58.
Please tell us and discuss in management's discussion and analysis or plan of operations section why the allowance for doubtful accounts is such a significant percentage of the accounts receivable balance outstanding at each balance sheet date.

RESPONSE: As addressed in the Company’s responses to Staff’s comment No.48, the allowance for doubtful accounts relative to the balances of accounts receivable was allowed to build up over time as the Company had failed to write-off identified uncollectable accounts against the allowance account on a timely basis.  As noted, this condition will be corrected in the restated financial statements and additional disclosure will be added to the MD&A.

Note 9 - Derivative Liability, page F-22

59.	Please disclose the assumptions used in estimating the fair value of the embedded conversion option as of each balance sheet date presented. Also disclose how you arrived at each of the assumptions.

RESPONSE:  The Company acknowledges the Staff’s comment.  As addressed in the Company’s response to Staff’s comment No.50, the Company has readdressed the accounting treatment applied to the Company’s obligation due Mr. Aubel.  The Company’s restated financial statements will include all relevant disclosures, including assumptions employed, underlying the related fair value calculations.

Note 10 - Convertible Note Payable - Related Party, page F-22

60.
Please revise to clarify whether the notes payable discussed in this footnote are the same notes payable discussed in footnote 9.  Also explain why interest on these notes is not paid in cash and how the interest accrual is otherwise relieved.

RESPONSE: The Company acknowledges the Staff’s comment and will expand and combine the information disclosed under Note 9 with the convertible note payable discussion in Note 10 to clarify that these disclosures relate to the same obligation.

Based upon the best understanding of the Company’s current management, the interest was not paid in cash to conserve the Company’s cash resources.  The related interest expense was recorded as a debit to interest expense with a credit to Mr.Aubel’s note payable.  This “accrual” was relieved through the issuance of common stock to Mr.Aubel, reducing the obligation including principal due.

Note 11 - Stock Options, page F-23

61.	Please revise to disclose whether the stock options are exercisable immediately, and if not, disclose the vesting terms of the options.

RESPONSE: In response to the staff’s comment, the Company will disclose in the related footnote that the 2,000,000 options to purchase common stock issued in connection with the Shandong Jiajia merger transaction were immediately exercisable.

Note 14 - Business Combinations, page F-23

62.
Tell us whether there are any contingencies outstanding that could result in a nullification or rescission of the merger agreement between you and Shandong Jiajia.  If so, advise us in detail and disclose the nature and terms of these contingencies.  Also tell us your basis in GAAP for accounting for the merger as a December 31, 2007 transaction to the extent there were any conditions to the merger that had not been fulfilled as of that date.

RESPONSE: The Company acknowledges the Staff’s comment.  Neither the Acquisition Agreement dated December 31, 2007 nor the Amendments dated January 28, 2008 and March 13, 2008 contain any specific provisions addressing nullification or rescission of the agreement between the parties.  The Acquisition Agreement, as amended, does not contain a contingent consideration provision as addressed in SFAS 141.

Further, as previously addressed, after consideration the Company believes the correct accounting treatment to be applied in the merger transaction is reverse acquisition accounting with Shandong Jiajia being treated as the accounting acquirer.

63.
Please tell us in detail the basis in GAAP for accounting for the merger transaction with Shandong Jiajia using the purchase method of accounting, as opposed to accounting for the merger as a reverse acquisition.  Explain the terms of the transaction which support your accounting.  In this regard, we note your disclosure on page 3 of the Form 8-K filed January 7, 2008 that the issuance of the Series A Preferred Stock to the owners of Shandong Jiajia in connection with the merger resulted in a change of control of your company, in that such shares represent approximately 56% of your voting securities.  Please be sure to address how you considered the significant number or shares issued to consultants and finders in determining the proper account for the merger transaction.  In responding to the comment, please also address each of the following items:

•	Tell us whether you were a shell company at the time of the merger, and how you arrived at your conclusion;
•
Tell us the relative voting rights of each significant interest in the combined entity after the merger; please be clear as to the consideration given to the existence of any unusual or special voting arrangements and option, warrants and convertible securities outstanding;

•	Explain to us which party to the merger, if any, has the ability to elect or appoint a voting majority of the governing body of the combined entity;
•
Tell us which of the combining entities' senior management dominates the senior management of the combined entity, clarifying the relative management authority of the three executive officers/key employees named on page 31;

•
Tell us how the $2 million in cash merger consideration paid to Shandong Jiajia raised and paid post merger impacted your assessment of the proper accounting for the merger given that the only substantive operations of the merged entity were those of Shandong Jiajia;

•
Tell us why the finders and consultants received such a significant ownership interest in the combined entity, as based on your disclosures, it appears the finders and consultants received a greater ownership interest than your shareholders or the shareholders of Shandong Jiajia;

•	Tell us why the finders and consultants fees were structured such that you issued non-voting preferred shares immediately convertible into voting common stock;
•	Tell us whether the finders and consultants fees were contingent on the successful completion of the merger;
•
Tell us whether and how the finders/consultant fees are accounted for in the pre-merger financial statements of China Logistics, Inc. and/or in the post-merger financial statements of the combined entity and indicate the basis in GAAP for your account; and

•	Tell us whether the finder’s fees and consultant fees should be considered part of the direct cost of the acquired entity, and why or why not. Refer, for guidance, to paragraphs 24 and A8 of SFAS 141.

RESPONSE:   The Company acknowledges the Staff’s comment addressing treatment given the merger transaction with Shandong Jiajia.   As addressed in the Company’s response to Staff’s comment No.53, the Company has reassessed its treatment given to the transaction and will restate the related financial statements and related disclosures applying reverse acquisition accounting as described in SFAS 141, treating Media Ready as a public shell company.

64.
Please revise the condensed balance sheet showing the amount assigned in the purchase price allocations to each major asset and liability such that it reconciles clearly to the total cost of the acquisition as disclosed on the preceding page.  Your current disclosure is unclear in terms of how the acquisition cots was allocated to the assets acquired and liabilities assumed.

RESPONSE:  The Company acknowledges the staff’s comments.   As addressed in the Company’s previous responses to the Staff’s comments, the Company is changing its method of accounting in the restated financial statements to reverse acquisition accounting with Media Ready, the accounting acquiree, being considered a public shell company with no goodwill or intangibles being recognized and the transaction being treated as a recapitalization.  Accordingly, the prior accounting regarding allocation of the purchase price over the accounting acquiror (Shandong Jiajia) is no longer applicable.

65.
Further to the preceding comment, please clarify what the line item in the table captioned "other comprehensive income" represents.  If you have allocated a portion of the acquisition cost to this item, please ensure we understand why and explain the basis in GAAP for your accounting.

RESPONSE:  As addressed in the Company’s previous responses to the Staff’s comments, the Company is changing its method of accounting in the restated financial statements to reverse acquisition accounting with Media Ready, the accounting acquiree, being considered a public shell company with no goodwill or intangibles being recognized and the transaction being treated as a recapitalization.  Accordingly, the prior accounting regarding allocation of the purchase price over the accounting acquiror (Shandong Jiajia) is no longer applicable.

66.
Please tell us the process you undertook to identify all acquired intangible assets.  Also tell us and disclose how you determined the fair value of the acquired non-contractual customer relationships.  Refer, for guidance, to paragraphs 39 and Appendix A of SFAS 141.

RESPONSE:  As addressed in the Company’s previous responses to the staff’s comments, the Company is changing its method of accounting in the restated financial statements to reverse acquisition accounting with Media Ready, the accounting acquiree, being considered a public shell company with no goodwill or intangibles being recognized and the transaction being treated as a recapitalization.  Accordingly, the prior accounting regarding allocation of the purchase price over the accounting acquiror (Shandong Jiajia) is no longer applicable.

67.	Please disclose the period over which acquired non-contractual customer relationships are being amortized. Refer to paragraphs 52.a.(3) of SFAS 141.

RESPONSE: As addressed in the Company’s previous responses to the staff’s comments, the Company is changing its method of accounting in the restated financial statements to reverse acquisition accounting with Media Ready, the accounting acquiree, being considered a public shell company with no goodwill or intangibles being recognized and the transaction being treated as a recapitalization.  Accordingly, the prior accounting regarding allocation of the purchase price over the accounting acquiror (Shandong Jiajia) is no longer applicable.

Note 22 - Contingencies, page F-30

68.	Please revise to address the discrepancy between the proforma net loss show here and the pro forma net loss disclosed in note 14 for the fiscal year ended December 31, 2007. Otherwise, please revise.

RESPONSE: When the Company files the restated financial statements discussed elsewhere herein, such restated financial statements will address any discrepancy between the disclosures on the proforma net losses in the various filings.

Part II. Information Not Required in Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-1

69.
Several of your sales of unregistered securities appear to have been acquired at substantial premiums to the market value of your stock disclosed on page 15 of your prospectus.  Please provide additional disclosure on the variance between the market value of your stock and the price at which it was acquired in the transactions described in this section.  In particular please disclose why the stock was acquired at such premiums to the market value and - where not otherwise disclosed - the identity of the acquiring parties.  Further, please disclose how you accounted for the premiums at which your stock was acquired.  As examples only, and not a complete list, you disclose the following sales of unregistered securities:

•	You sold 2,750 shares of your common stock to an unnamed party as compensation for consulting services valued at $178,750.
•	You sold 6,600 shares of your common stock in satisfaction of $423,500 due Mr. Aubel under a note.

These are only examples. We may have additional comments based on your responses.

RESPONSE: The Company acknowledges the staff’s comment addressing clerical oversights on the part of the Company.  The 2,750 shares referenced in Item 15. should have read 2,750,000 shares and was comprised of 2,500,000 shares issued to China Direct, Inc. under  a consulting agreement with the balance issued to two employees and an attorney acting on behalf of the Company.  The average issuance price of the shares recognized was $0.065 per share.

Further, the 6,600 shares issued to Mr. Aubel should have read 6,600,000.  This amount was comprised of 3,000,000 shares issued in July 5, 2006 at $0.062 per share representing 40% of the fair value on the date of issuance, and 3,600,000 shares issued on July 24, 2006 at $0.066 per share representing 40% of the fair value on that date.  The 40% of fair value calculation is contained in the Debt Conversion Agreement between the Company and Mr.Aubel dated December 3, 2005, as amended.

The Company also noted a similar discrepancy in Item 15 referencing 5,400 shares issued in April and May 2006.  As above, this figure should have read 5,400,000 shares.  These errors will be corrected in the Company’s amended filings.

Item 16. Exhibits, page II-5

70.	Please file as an exhibit forms of the subscription agreements used in the offering of the Class A and Class B warrants held by the selling shareholders, as well as forms of the warrants.

RESPONSE:  The requested agreement will be filed in response to comment 28.

71.
Exhibit 10.5 incorporated by reference the Acquisition Agreement.  This exhibit is incomplete, as according to your Form 8-K/A filed on March 18, 2008, there have been at least two amendments to the Acquisition Agreement.  Please revise to file the complete Acquisition Agreement with all amendments.

RESPONSE:  We call the Staff's attention to Exhibit 10.8 which is the first amendment to the Acquisition Agreement and Exhibit 10.10 which is the second amendment to the Acquisition Agreement, which are filed in addition to the Acquisition Agreement which is filed as Exhibit 10.5.

72.	You have filed as Exhibit 10.11 the lease for your office space in California. Please disclose why you have not also filed as exhibits the leases for your leased properties in China.

RESPONSE:  The Company has filed as exhibits with Amendment No. 1 copies of both the new lease entered into with Mr. Chen for the Shanghai Branch officer together with the lease for the Quindao location, both of which represent material contracts.  The Company does not consider the leases for the other two offices to be material contracts.

Item 17. Undertakings, page II-6

73.
It appears as if you are subject to Rule 430C of the Securities Act and must provide the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.  Please revise to include the undertakings or tell us why it is not necessary to do so.

RESPONSE:  The additional undertaking will be added to Amendment No. 1.

Signatures, page II-7

74.
V. Jeffrey Harrell has signed as, among other titles, "principal executive financial."  Please revise this term to state, if correct, "principal financial officer."  See Instruction 1 to the Signatures section of the Form S-1.

RESPONSE:  The Amendment No. 1 will contain the proper signatures of the current officers and directors of the Company.

Form 10-K/A for Fiscal Year Ended December 31, 2007

75.	Please make conforming revisions to comply with the applicable comments above, as necessary.

RESPONSE: The Company will make conforming revisions to its Form 10-K/A for the fiscal year ended December 31, 2007 to comply with the applicable comments above when it files an amendment to such report.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

76.	Please make conforming revisions to comply with the applicable comments above, as necessary.

RESPONSE:  The Company will make conforming revisions to its Form 10-Q for the period ended March 31, 2008 as well as any subsequent quarterly reports to comply with the applicable comments above when it files an amendment to such report(s).

Item 4T. Controls and Procedures, page 20

77.	Please revise to disclose management's conclusions regarding the effectiveness of disclosure controls and procedures as opposed to internal controls over financial reporting.

RESPONSE:  The Company will include disclosure in the amended reports it files in response to the staff’s comments contained herein which provides management’s conclusions regarding the effectiveness of its disclosure controls and procedures.

We trust the foregoing responds to the staff's comments.

Sincerely,

/s/ James M. Schneider
James M. Schneider

cc:	Mr. Wei Chen
Sherb & Co., LLP

(with attachments)

Attachment in response to Comment No. 44.

Security Agreement

Agreement made as of this 23rcJ day of May 2001, between ValuSates.com, Inc.:, a Florida Corporation of 4101 Ravenswood Road, Fort Lauderdale, Broward County, Florida  33312, referred to as debtor, and David Aubel, of 1802-102 N. University Drive, Suite 289, Plantation., Broward County, Florida 33322, referred to as secured party.

In consideration of the following mutual covenants, secured party agrees to lend ..and debtor agrees to borrow the sum or sums of money described below, referred to as the obligation, and debtor grants to secured party a security interest in the property described below, referred to as collateral, on the following terms and conditions:

Section One.

Obligation

The obligation shall consist of the following, evidenced by demand promissory notes in a form satisfactory to secured party:

1.1. The initial advance to debtor of US$172,821.80 represented by a Promissory Note dated May 23, 2001.

1.2. Future advances to debtor made in accordance with the following terms:

a. Insofar as debtor may request and secured party may be willing in its discretion to make additional loans secured by collateral, advances may be made to debtor by secured party In such sums as secured party may elect) but in no event in excess of the outstanding loan value of collateral.

b. The outstanding loan value of collateral shall be a value computed as Seventy-Five percent (75%) of the cost or market value, whichever is lower, of all collateral owned. by debtor and encumbered by the security interest of secured party at the time of computation of such loan value. Percentages may be revised by secured party at its discretion.

1.3. All sums owed by debtor to secured party under any renewals or extensions of this agreement or the note or notes executed under this security agreement.

1.4. Any and all other liabilities of debtor to secured party, direct or indirect, absolute or contingent, due or to become due, presently existing or arising after the effective date of this security agreement.

Section Two.

Collateral

2. 1. Debtor grants to secured party a security interest in the collateral pursuant to Article 9 of the Florida Uniform Commercial Code, to secure full performance by debtor of the duties and obligations set forth in this security agreement.

2.2. Collateral consists of the following:

a. The inventory of debtor, including all goods, merchandise, raw materi.als, goods in process, finished goods, and other tangible personalty now owned or acquired after the effective date of this security agreement and held for sale or lease, furnished or to be furnished under contracts of service, or used or consumed in the business of debtor.

b. Accounts receivable and other proceeds resulting from sale of inventory.

c. Any and all equipment, machinery, furnishings, and supplies utilized in the conduct of the debtor's business.

d. Such additional security as secured party may demand under the terms of this security agreement.

Section Three.

Financing Statements

Debtor warrants and covenants that no financing statement covering any of the collateral or any proceeds of such collateral is on file in any public office. At the request of secured party, debtor will join in executing one or more financing statements pursuant to Article 9 of the Florida Uniform Commercial Code in form satisfactory to secured party, and debtor will pay the costs of filing such statement or statements wherever filing is deemed necessary or desirable by secured party.

1

Attachment in response to Comment No. 44.

Section Four.

Location of Debtor and Collateral

4.1. The principal place of business of debtor within the state is 4101 Ravenswood Road, Fort Lauderdale, Broward County, Florida 33312. Debtor shall immediately notify secured party in writing of any change in or discontinuance of the place of business of debtor as noted in this security agreement.

4.2. The office at which debtor keeps its records concerning the accounts resulting from sale of collateral is at 4101 Ravenswood Road, Fort Lauderdale, Broward County, Florida 33312, and such location shall be considered to be the chief place of business of debtor for purposes of this security agreement. Debtor shall immediately notify secured party in writing of any change in the location of such records.

4.3. Collateral shall be kept at 4101 Ravenswood Road, Fort Lauderdale, Broward County, Florida 33312. Debtor shall notify secured party promptly of any change in the location of collateral within the State of Florida. Debtor shall not remove any of the collateral from the State of Florida without the prior written consent of secured party.

Section Five.

Possession and Use of Collateral

Until default, debtor shall have the right to possess and to use the collateral in the ordinary course of business, and debtor may use or consume any raw materials or supplies necessary to the normal operation of its business.

Section Six.

Sale of Collateral

Debtor shall have the power to sell in the ordinary course of its business the following types of collateral and no other: Inventory. Debtor shall have no power to sell and shall not offer or attempt to sell or otherwise dispose of any other types of collateral without the specific written consent of secured party. For purposes of this security agreement, sale in the ordinary course of business of debtor shall not include a transfer or disposition in satisfaction, in whole or in part, of an existing indebtedness.

Section Seven.

Proceeds

At any time at the request of secured party, debtor shall de1iver to secured party:

7.1 Promptly after they are prepared, lists or copies of all accounts representing proceeds of the sale of collateral

7.2. Within 10 days of receipt thereof, all proceeds of collateral sold, including proceeds of the accounts described in this security agreement, received by debtor, in the exact form in which they are received.

7.3. Secured party in its discretion may apply cash proceeds to payment of any obligation secured by this security agreement, or may release such cash proceeds to debtor for use in operation of the business of debtor without waiving the right of secured party to retain subsequent proceeds.

Section Eight.

Assignment of Accounts

At the request of secured party, debtor shall assign or indorse accounts to secured party, and thereafter secured party shall have full power to collect, compromise, indorse, sell, or otherwise deal with such accounts in its own name or that of debtor.

Section Nine.

Rights of Debtor in Collateral

Debtor warrants and covenants that debtor is the owner of all collateral free from any adverse liens, security interests, or encumbrances, except for the security interest granted in this security agreement. Debtor shall defend the collateral against any claims and demands of all persons at any time claiming the collateral or any interest in the collateral.

2

Attachment in response to Comment No. 44.

Section Ten.

Protection of Collateral

10.1. Debtor shall keep all collateral in good order and repair and shall note waste or destroy the collateral or any part of such collateral.

10.2. Debtor shall notify secured party immediately of any event resulting in Loss or depreciation in the loan value of collateral and the amount of such loss Of depreciation, which amount shall be reflected immediately in the outstanding loan value under this security agreement.

10.3. Secured party may examine and inspect the collateral at any time wherever such collateral is located. Debtor shall at all times maintain accurate books and records in form satisfactory to secured party relating to the possession and sale of collateral and the proceeds of such collateral, and secured party may) on request, examine the records of debtor for any purpose consistent with the terms of this security agreement.

Section Eleven.

Taxes or Encumbrances; Reimbursement

Debtor shall pay promptly when due all taxes, assessments) liens, or encumbrances levied on or against collateral or for its use or operation whether by governmental action or under this security agreement or pursuant to any note or notes evidencing the obligation. At its option, secured party may discharge any such encumbrance at any time Levied or placed on collateral and may pay for the maintenance and preservation of collateral. Debtor shall reimburse secured party on demand for any such payment made or expense incurred, all of which shall be included in the obligation.

Section Twelve.

Amount of Col1ateral

Debtor shall at all times maintain inventory in such amount that the indebtedness owing by debtor to secured party shall not at any time exceed the loan value described above in Section One of this security agreement. If at any time such indebtedness does exceed the loan value, at the discretion of secured party and on its demand, debtor shall either reduce the indebtedness or transfer additional security to secured party in form and amount satisfactory to secured party.

Section Thirteen.

Risk of Loss; Insurance

The risk of loss of collateral shall be on debtor at all times. Debtor shall have and maintain at all times policies of insurance with respect to all collateral against fire (including extended coverage), theft, and all such other risks as secured party may require, including, in the case of mobile goods, collision coverage. Such policies of insurance shall contain such terms, be in such form, continue for such periods, and be written by such companies as are deemed satisfactory by secured party. All such policies of insurance shall be indorsed with the standard mortgagee clause for the benefit of secured party. Debtor shall furnish secured party on demand with certificates or other evidence deemed satisfactory by secured party of compliance with the provisions of this section. Secured party may act as agent for debtor in obtaining and canceling such insurance or adjusting and settling losses under such insurance.

Section Fourteen.

Default

Debtor shall be in default under this security agreement on the happening of any of the following events or conditions:

14.1. Loss, theft, damage, destruction, sale, or encumbrance of collateral, or any levy thereon, or seizure or attachment of collateral.

14.2. Any failure by debtor to pay or perform the obligation, or the occurrence of any event accelerating the maturity of the obligation or any note or notes evidencing the obligation.

14.3. Material falsity when made of any warranty, representation, or statement made or furnished to secured party by or on behalf of debtor.

3

Attachment in response to Comment No. 44.

14.4. Any failure by debtor to perform any covenant in this security agreement, or any action by debtor inconsistent with or in violation of the terms of this security agreement or that endangers the safety or integrity of collateral or of the security interest of secured party.

14.5. Death, dissolution, termination of existence, insolvency, business failure, appointment of a receiver for any part of the collateral, assignment for the benefit of creditors, or the commencement of any proceedings under any bankruptcy or insolvency laws by or against debtor or any guarantor or surety for debtor.

Section Fifteen.

Remedies

15.1. On any default and at any time after any such default, secured party may declare an obligations secured by this security agreement immediately due and payable and shall have the remedies of a secured party under Article 9 of the Florida Uniform Commercial Code,

15.2. Secured party may require debtor to assemble the collateral and make it available to secured party at a place to be designated by secured party that is reasonably convenient to both parties. Secured party may enter the premises of debtor for the purpose of peaceful1y exercising the rights of secured party under this security agreement.

15.3. Unless collateral is perishable or threatens to decline rapidly in value or is of a type customarily sold on a recognized market, secured party will give debtor reasonable notice of the time and place of any public sale of collateral or of the time after which any private sale or any other intended disposition of collateral is to be made, at which private sale secured party may purchase collateral. The requirements of reasonable notice shall be met if such notice is mailed postage prepaid to the address of debtor shown in this security agreement at least 15 days before the time of the sale or other disposition.

15.4. Expenses of retaking, holding, preparing for sale, selling, or the like shall include reasonable attorneys fees and legal expenses incurred by secured party, all of which shall become part of the obligation after default and may be recovered by disposition of collateral.

15.5. Debtor shall be liable for any deficiency remaining due on the obligation after disposition of collateral by secured party on default of debtor. Secured party shall be liable to debtor for any excess remaining after the obligation is fully satisfied.

Section Sixteen.

Waiver

No waiver by secured party of any default under this security agreement shall operate as a waiver of any other default or of a similar default on a future occasion.

Section Seventeen.

Choice of Law

Debtor and secured party agree and designate Article 9 of the Florida Uniform Commercial Code and other applicable laws of the State of Florida as the law to be applied in the construction of the validity of this security agreement.

Section Eighteen.

Binding Effect

All rights of secured party under this security agreement shall inure to the benefit of its successors and assigns; and all obligations of debtor shall be binding on the heirs, executors, administrators, successors, and assigns of debtor. If there is more than one debtor, their obligations under this security agreement shall be joint and several.

Section Nineteen.

Entire Agreement

This security agreement shall become effective when it is signed by debtor and. together with the evidence of the obligation, shall constitute the entire agreement by and between debtor and secured party.

4

Attachment in response to Comment No. 44.

Section Twenty

Miscellaneous

The Parties hereby agree to cooperate, execute and deliver any and all documents reasonably deemed necessary to effectuate the intent and the terms and conditions of this Agreement. Each party reciprocally agrees to promptly and duly execute and deliver to the other such further documents and assurances and take such further action as may from time to time be reasonably requested in order to more effectively carry out the intent and purpose of this Agreement and to establish and protect the rights and remedies created or intended to be created in favor of the other party hereunder.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute but one and the same instrument. Facsimile signatures shall constitute original signatures.

Each party has reviewed and participated in the formation of this Agreement and, accordingly, any rule or construction to the effect that ambiguities be resolved against the drafting party shall not be employed in the interpretation of this Agreement.

Time is of the absolute essence with respect to the parties performance of this Agreement.

Each individual executing this Agreement on behalf of each party represents and warrants that he is duly authorized to execute and deliver this Agreement on behalf of said part, in accordance with a duly adopted resolution of the Board of Directors of said party or in accordance with the bylaws of said party, and that this Agreement is binding upon said party in accordance with its terms.

Executed at Fort Lauderdale, Broward County, Florida on the date first above written.

Signed, sealed and delivered	VlaueSales.com, Inc. a Florida corporation By: /s/ Jeffrey Harrell
Jeffrey Harrell, President

Signed, sealed and delivered	David Aubel By: /s/ David Aubel

5

Attachment in response to Comment No. 44.

PROMISSORY NOTE

$561,517.27                                                                                                Date: January 01, 2003

For value received, the undersigned Video Without Boundaries, Inc. (the “Borrower"), at 1975 E. Sunrise Blvd. 5th F1oor,  Ft. Lauderdale, Florida 33304, promises to pay to the order of David Aubel, (the “Lender"), at 1802-102 N. University Dr. #289, Plantation, Florida 33322, (or at such other place as the Lender may designate in writing) the sum of $561,517.27 with interest from January 01, 2001, on the unpaid principal at the rate of 8.00% per annum.

The unpaid principal and accrued interest shall be payable in full on any future date on which the Lender demands repayment (the "Due Date").

All payments on this Note shall be applied first in payment of accrued interest and any remainder in payment of principal.

The Borrower reserves the right to prepay this Note (in whole or in part) prior to the Due Date with no prepayment penalty.

If any payment obligation under this Note is not paid when due, the Borrower promises to pay all costs of collection, including reasonable attorney fees, whether or not a lawsuit is commenced as part of the collection process.

This Note is secured by a UCC-l Filing on all Tangible Assets and an option by creditor to convert debt into Rule 144 common stock as per Exhibit “A” attached to this note, dated May 23,2001. The Lender is not required to rely on the above security instrument and the assets secured therein for the payment of this Note in the case of default, but may proceed directly against the Borrower.

If any of the following events of default occur, this Note and any other obligations of the Borrower to the Lender, shall become due immediately, without demand or notice:

1) the fai1ure of the Borrower to pay the principal and any accrued interest in fun on or before the Due Date;

2) the death of the Borrower or Lender;

3) the filing of bankruptcy proceedings involving the Borrower as a debtor;

4) the application for the appointment of a receiver for the Borrower;

5) the making of a general assignment for the benefit of the Borrower's creditors;

Attachment in response to Comment No. 44.

6) the insolvency of the Borrower;

7) a misrepresentation by the Borrower 10 the Lender for the purpose of obtaining or extending credit.

In addition. the Borrower shall be in default if there is a sale, transfer, assignment, or any other disposition of any assets pledged as security for the payment of this Note, or if there is a default in any security agreement which secures this Note.

If anyone or more of the provisions of this Note are determined to be unenforceable, in whole or in part, for any reason, the remaining provisions shall remain fully operative.

All payments of principal and interest on this Note shall be paid in the legal currency of the United States. The Borrower waives presentment for payment, protest, and notice of protest and nonpayment of this Note.

No renewal or extension of this Note, delay in enforcing any right of the Lender under this Note, or assignment by Lender of this Note shall affect the liability or the obligations of the Borrower. All rights of the Lender under this Note are cumulative and may be exercised concurrently or consecutively at the Lender's option.

This Note shall be construed in accordance with the laws of the State of Florida.

Signed this 1st day of January, 2003, at 1975 E. Sunrise Blvd, 5th Floor, Fort Lauderdale, FL 33304.

 Borrower:

Video Without Boundaries, Inc.

By: /s/ V. Jeffrey Harrell

V. Jeffrey Harrell

Attachment in response to Comment No. 44.

EXHIBIT "A" TO PROMISSORY NOTE

The Debtor hereby grants to the Secured Party the option to convert any debt amount to ValuSales.com, Inc. Rule 144 common stock of at $.01 per share as approved by the Board of Directors on January 5, 2000. This debt conversion and subsequent stock issuance is covered by the following Anti Dilution Provisions.

Anti-Dilution Provisions. The number and kind of securities purchasable upon the conversion of this Debenture shall be subject to adjustment from time to time as follows:

In case the Corporation shall (i) pay a dividend or make a distribution on the outstanding common shares payable in common shares, (ii) subdivide the outstanding common shares into a greater number of shares, (iii) combine the outstanding common shares into a lesser number of shares, the Creditor shall thereafter be entitled to receive the number and kind of shares @ $.01 per share at the time of the debt conversion, which, if the Debt had been converted immediately prior to the happening of such event, the Creditor would have owned upon such conversion and been entitled to receive upon such dividend, distribution, subdivision, combination, or reclassification. Such adjustment shall become effective on the day next following (x) the record date of such dividend or distribution or (y) the day upon which such subdivision, combination, or reclassification shall become effective.

In case the Corporation shall consolidate or merge into or with another corporation,  or in case the Corporation shall sell or convey to any other person or persons all or substantially all the property of the Corporation, the Creditor shall thereafter be entitled, upon conversion, to receive the kind and amount of shares, other securities, cash and property receivable upon such consolidation, merger, sale or conveyance by a holder of the number of common shares which might have been received upon conversion of the Debt immediately prior to such consolidation, merger, sale or conveyance, and shall have no other conversion rights. If any such event, effective provision shall be made, in the certificate or articles of incorporation of the resulting or surviving corporation, in any contracts of sale and conveyance, or otherwise so that, so far as appropriate and as nearly as reasonably may be, the provisions set forth herein for the protection of the rights of the Creditor shall thereafter be made applicable.

If at any time the Corporation is required to issue shares of its common shares in excess of the number of common shares then authorized, both the Corporation and the Creditor shall cooperate in taking any and all steps necessary to increase the number of authorized common shares of the Corporation to effectuate the purposes of this.

Irrespective of any adjustments in the number or kind of shares to be received upon conversion of this Debt, the form of Debt conversions theretofore or thereafter issued may continue to express the number and kind of shares as are stated in this Debt conversion.

Attachment in response to Comment No. 44.

EXECUTION

"Debtor" ValuSales.com" Inc. By: /s/ V. Jeffrey Harrell V. Jeffrey Harrell	“Secured Party” David Aubel By: /s/ David Aubel David Aubel